November 30, 2004


Mr. Jeffrey Riedler, Esq.
Mail Stop 3-09
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:      GeneThera, Inc.
         Registration Statement on Form SB-2
         File No. 333-118937

Dear Mr. Riedler,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GeneThera, Inc. requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 1:00 p.m. on December 1, 2004 or as soon thereafter as practicable.

GeneThera acknowledges that:

      o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Steven M. Grubner
Chief Financial Officer